Filed Pursuant to Rule 433

Registration Statement No. 333-209532

Issuer Free Writing Prospectus dated January 31, 2018

Relating to Preliminary Prospectus Supplement dated January 31, 2018

HUBBELL INCORPORATED

$450,000,000 3.500% Senior Notes due 2028

This free writing prospectus relates only to the securities described below and should be read together with Hubbell Incorporated’s preliminary prospectus supplement dated January 31, 2018 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Hubbell Incorporated

Title of Securities:	3.500% Senior Notes due 2028 (the “Notes”)

Principal Amount:	$450,000,000

Maturity:	February 15, 2028

Coupon (Interest Rate):	3.500%

Issue Price (Price to Public):	99.438% of principal amount

Benchmark Treasury:	2.250%; due November 15, 2027

Spread to Benchmark Treasury:	83 bps

Benchmark Treasury Price and Yield:	95-27; 2.737%

Yield to Maturity:	3.567%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2018

Optional Redemption Provisions:

Treasury plus 15 basis points prior to November 15, 2027 (the date that is three months prior to the scheduled maturity date of the Notes).

At any time on or after November 15, 2027 (the date that is three months prior to the scheduled maturity date of the Notes), we may redeem the Notes at par.

Accrued and unpaid interest, if any, will be paid up to, but excluding, the optional redemption date.

Special Mandatory Redemption:	If (x) the consummation of the Aclara Acquisition (as defined in the Preliminary Prospectus Supplement) does not occur on or before August 31, 2018 or (y) Hubbell Incorporated notifies the trustee that Hubbell Incorporated will not pursue the consummation of the Aclara Acquisition, all of the Notes then outstanding will be redeemed at a redemption price equal to 101% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the Special Mandatory Redemption Date (as defined in the Preliminary Prospectus Supplement).

Change of Control Offer:	As described in the Preliminary Prospectus Supplement.

Legal Format:	SEC-registered

Trade Date:	January 31, 2018

Settlement Date:	T+2; February 2, 2018

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated HSBC Securities (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC TD Securities (USA) LLC Wells Fargo Securities, LLC Citizens Capital Markets, Inc. The Williams Capital Group, L.P. U.S. Bancorp Investments, Inc.

CUSIP:	443510AJ1

ISIN:	US443510AJ12

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / A- (stable / stable / stable)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322 or HSBC Securities (USA) Inc. toll-free at (866) 811-8049.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.